Exhibit 99.1

AirMedia Announces Unaudited First Quarter 2014 Financial Results

Beijing, China – May 14, 2014 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights

•	Total revenues decreased by 1.8% year-over-year to US$63.4 million. The year-over-year decrease was primarily due to AirMedia’s termination of certain unprofitable or low-margin contracts.

•	Net revenues decreased by 1.0% year-over-year to US$63.0 million.

•	Gross profit for the first quarter of 2014 increased by 64.9% year-over-year to US$5.8 million.

•	Net loss attributable to AirMedia’s shareholders was US$3.5 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.06.

•	Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was negative US$422,000.

“While maintaining our leading position in the out-of-home advertising sector, we are in the process of turning around the Company and transforming the Company to obtain a leading position on wireless connectivity and digital cabin entertainment platforms in air and high-speed train travel in China. We expect our recent strategic movement into Wi-Fi services and high-speed rail to open a new era for AirMedia and to bring tremendous growth to the Company in the future,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“To better motivate our employees, we are internally conducting a share structure reform of some of our operating entities where we encourage the respective entity’s management to invest their own funds to obtain certain percentage of the entity’s equity interest. We believe the share structure reform will align the interest of the management teams with the Company’s interest, motivating them to improve the profitability of their respective operating entity, which will eventually increase shareholder value of the listed company,” continued Mr. Guo

“Our year-over-year quarterly net revenue decrease has slowed down to 1.0% in the first quarter of 2014, compared with 4.6% and 6.6% in the third quarter and fourth quarters of 2013, respectively, indicating that the growth of our other product lines, such as mega-size LED screens, has made up the shortfall of revenues due to our termination of some unprofitable or low margin contracts in 2013. Our total operating expenses increased 19.8% year-over-year due to the incremental expenses associated with our new business initiatives, which we expect to be the growth drivers for the Company in the long term. Despite the decrease in net revenues and increase in total operating expenses year-over-year, we still made improvements on gross profit, and reduced loss from operations and net loss attributable to AirMedia’s shareholders, which demonstrated the effectiveness of our efforts on turning around the Company,” commented Mr. Henry Ho, AirMedia’s chief financial officer.

Separately, AirMedia also announced today the appointment of Richard Wu as the Company’s chief financial officer, effective June 1, 2014.

First Quarter 2014 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31, 2014	% of Total Revenues	Quarter Ended December 31, 2013	% of Total Revenues	Quarter Ended March 31, 2013	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	58,072	91.6%	72,085	91.8%	60,532	93.8%	-4.1%	-19.4%
Digital frames in airports	35,183	55.5%	45,444	57.8%	33,516	51.9%	5.0%	-22.6%
Digital TV screens in airports	2,706	4.3%	5,103	6.5%	2,752	4.3%	-1.7%	-47.0%
Digital TV screens on airplanes	4,274	6.7%	4,611	5.9%	3,788	5.9%	12.8%	-7.3%
Traditional media in airports	14,635	23.1%	14,197	18.1%	18,932	29.3%	-22.7%	3.1%
Other revenues in air travel	1,274	2.0%	2,730	3.5%	1,544	2.4%	-17.5%	-53.3%
Gas Station Media Network	2,754	4.3%	4,420	5.6%	2,789	4.3%	-1.3%	-37.7%
Other Media	2,582	4.1%	2,076	2.6%	1,226	1.9%	110.6%	24.4%

Total revenues	63,408	100.0%	78,581	100.0%	64,547	100.0%	-1.8%	-19.3%

Net revenues	63,000		77,214		63,612		-1.0%	-18.4%

Total revenues for the first quarter of 2014 reached US$63.4 million, representing a year-over-year decrease of 1.8% from US$64.5 million in the same period one year ago and a quarter-over-quarter decrease of 19.3% from US$78.6 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from traditional media in airports, which were primarily caused by AirMedia’s termination of certain unprofitable or low-margin contracts. The quarter-over-quarter decrease was primarily due to decreases in revenues from most product lines other than traditional media in airports and other media.

Revenues from digital frames in airports

Revenues from digital frames in airports for the first quarter of 2014 increased by 5.0% year-over-year and decreased by 22.6% quarter-over-quarter to US$35.2 million. The year-over-year increase was primarily due to additional revenues from the rapidly growing product line of mega-size LED screens, which added operations in additional airports. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2014.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the first quarter of 2014 decreased by 1.7% year-over-year and by 47.0% quarter-over-quarter to US$2.7 million. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2014.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the first quarter of 2014 increased by 12.8% year-over-year and decreased by 7.3% quarter-over-quarter to US$4.3 million. AirMedia did not renew its concession rights contract with Air China, which expired on December 31, 2012, but regained some advertising time on Air China’s airplanes on August 1, 2013. The year-over-year increase of revenues from digital TV screens on airplanes was primarily due to the increase in revenues from digital TV screens on Air China’s airplanes. The quarter-over-quarter decrease of revenues from digital TV screens on airplanes was primarily due to a seasonally weak quarter in the first quarter of 2014.

Revenues from traditional media in airports

Revenues from traditional media in airports for the first quarter of 2014 decreased by 22.7% year-over-year and increased by 3.1% quarter-over-quarter to US$14.6 million. The year-over-year decrease was primarily due to AirMedia’s termination of certain unprofitable or low-margin contracts. AirMedia decided not to renew the concession rights contracts for the billboards and painted advertisements on the gate bridges of Terminal 3 in Beijing Airport in May and July 2013 after the expiration of the relevant contracts. The quarter-over-quarter increase was primarily due to the better operational results of Beijing Weimei Lianhe Advertising Co., Ltd. (“Weimei Lianhe”), which is the entity operating AirMedia’s traditional media in airports. The management of Weimei Lianhe adopted new management methods to increase revenues and profitability of Weimei Lianhe motivated by the ongoing share structure reform.

Revenues from the gas station media network

Revenues from the gas station media network for the first quarter of 2014 decreased by 1.3% year-over-year and by 37.7% quarter-over-quarter to US$2.8 million. The year-over-year decrease was primarily due to temporary service suspension caused by the gap between the retirement of the old scrolling light boxes and the full operation of the replacing new LED screens in gas stations in many cities. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2014.

AirMedia’s LED screens in gas stations change pictures every 10 seconds and rotate in 3-minute cycles, which provides 18 time slots available for sale. As of May 11, 2014, AirMedia operated LED screens in 395 gas stations in nine cities, compared to LED screens in 300 gas stations in six cities as of February 28, 2014.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the first quarter of 2014 increased by 110.6% year-over-year and by 24.4% quarter-over-quarter to US$2.6 million. The year-over-year increase was primarily due to the Company’s sales efforts and the fact that some contracts, which were renewed in February 2013, did not have full quarter operations in the first quarter of 2013. The quarter-over-quarter increase was due to the Company’s continued sales efforts.

Business tax and other sales tax

Business tax and other sales tax for the first quarter of 2014 were US$408,000, compared to US$935,000 in the same period one year ago and US$1.4 million in the previous quarter.

Net revenues

Net revenues for the first quarter of 2014 reached US$63.0 million, representing a year-over-year decrease of 1.0% from US$63.6 million in the same period one year ago and a quarter-over-quarter decrease of 18.4% from US$77.2 million in the previous quarter.

Cost of Revenues

Cost of revenues for the first quarter of 2014 was US$57.2 million, representing a year-over-year decrease of 4.8% from US$60.1 million in the same period one year ago and a quarter-over-quarter decrease of 11.9% from US$65.0 million in the previous quarter. The year-over-year decrease was primarily due to lower concession fees and lower depreciation in the first quarter of 2014.The quarter-over-quarter decrease was primarily due to lower agency fees for third-party advertising agencies, lower concession fees, and lower depreciation in the first quarter of 2014. Cost of revenues as a percentage of net revenues in the first quarter of 2014 was 90.9%, down from 94.5% in the same period one year ago and up from 84.1% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations and to other media resources owners for placing unipole signs and other outdoor media.

Concession fees for the first quarter of 2014 decreased by 7.7% year-over-year and by 6.7% quarter-over-quarter to US$42.6 million. The year-over-year and quarter-over-quarter decreases were primarily due to the expiration of some concession rights contracts which AirMedia chose not to renew. Concession fees as a percentage of net revenues in the first quarter of 2014 was 67.6%, decreasing from 72.6% in the same period one year ago and increasing from 59.1% in the previous quarter. The year-over-year decrease of concession fees as a percentage of net revenues was primarily due to the fact that concession fees decreased faster than net revenues. The quarter-over-quarter increase of concession fees as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than concession fees.

Gross Profit

Gross profit for the first quarter of 2014 increased by 64.9% year-over-year and decreased by 53.0% quarter-over-quarter to US$5.8 million.

Gross profit as a percentage of net revenues for the first quarter of 2014 was 9.1%, compared to 5.5% in the same period one year ago and 15.9% in the previous quarter. The year-over-year increase in gross profit as a percentage of net revenues was primarily due to the fact that cost of revenues decreased faster than net revenues. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31, 2014	% of Net Revenues	Quarter Ended December 31, 2013	% of Net Revenues	Quarter Ended March 31, 2013	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	5,052	8.0%	5,465	7.1%	4,222	6.6%	19.7%	-7.6%
General and administrative expenses	5,854	9.3%	8,812	11.4%	4,878	7.7%	20.0%	-33.6%

Total operating expenses	10,906	17.3%	14,277	18.5%	9,100	14.3%	19.8%	-23.6%

Total operating expenses for the first quarter of 2014 were US$10.9 million, representing a year-over-year increase of 19.8% from US$9.1 million in the same period one year ago and a quarter-over-quarter decrease of 23.6% from US$14.3 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the first quarter of 2014 were US$242,000, compared to US$280,000 in the same period one year ago and US$425,000 in the previous quarter.

Selling and marketing expenses for the first quarter of 2014 were US$5.1 million. This represented a year-over-year increase of 19.7% from US$4.2 million in the same period one year ago and a quarter-over-quarter decrease of 7.6% from US$5.5 million in the previous quarter. The year-over-year increase was primarily due to higher salaries related to new business initiatives, higher marketing expenses, and higher expenses of office and equipments. The quarter-over-quarter decrease was primarily due to lower professional fees, lower sales commissions for the Company’s direct sales force, and lower expenses of office and equipments.

General and administrative expenses for the first quarter of 2014 were US$5.9 million, including share-based compensation expenses of US$242,000. This represented a year-over-year increase of 20.0% from US$4.9 million in the same period one year ago and a quarter-over-quarter decrease of 33.6% from US$8.8 million in the previous quarter. The year-over-year increase was primarily due to higher bad-debt provisions and higher salary expenses associated with more headcount for new businesses. The quarter-over-quarter decrease was primarily due to lower bad-debt provision.

Loss/Income from Operations

Loss from operations for the first quarter of 2014 was US$5.1 million, compared to loss from operations of US$5.6 million in the same period one year ago and loss from operations of US$2.0 million in the previous quarter. Loss from operations as a percentage of net revenues for the first quarter of 2014 was negative 8.2%, compared to negative 8.8% in the same period one year ago and negative 2.6% in the previous quarter.

Income Tax Benefits

Income tax benefits for the first quarter of 2014 were US$4,000, compared to income tax benefits of US$1.0 million in the same period one year ago and income tax benefits of US$1.8 million in the previous quarter.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the first quarter of 2014 was US$3.5 million, compared to net loss attributable to AirMedia’s shareholders of US3.6 million in the same period one year ago and net income attributable to AirMedia’s shareholders of US$1.5 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2014 was US$0.06, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and basic net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2014 was US$0.06, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and diluted net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the previous quarter.

Adjusted EBITDA Attributable to AirMedia’s Shareholders

Adjusted EBITDA (non-GAAP) attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was negative US$422,000, compared to adjusted EBITDA (non-GAAP) of US$1.0 million in the same period one year ago and adjusted EBITDA (non-GAAP) of US$4.7 million.

Please refer to the attached table captioned “Reconciliation of GAAP Net (Loss) Income to Adjusted EBITDA” for a reconciliation of net (loss) income under U.S. GAAP to adjusted EBITDA (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$115.9 million as of March 31, 2014, compared to US$113.0 million as of December 31, 2013.

Other Recent Developments

In May 2014, Guangzhou Meizheng Advertising Co., Ltd. (“Meizheng”), one of AirMedia’s consolidated entities, in which it has 54% of the equity interest, won a bidding and entered into an agreement with Guangzhou Railway (Group) Corporation to explore the opportunity of providing Wi-Fi services on high-speed rail.

On April 23, 2014, AirMedia commenced operations of five sets of LCD screens, each set with three screens, at Haikou Meilan International Airport.

On April 23, 2014, AirMedia commenced operations of 22 stand-alone digital frames at Taiyuan Wusu International Airport.

On March 20, 2014, AirMedia launched its interactive platform in Beijing Capital International Airport (“Beijing Airport”). By sending a text message or scanning a QR code, air passengers can attend lucky draws. AirMedia is still in the process of improving the product’s user experience before it heavily promotes this new product.

On March 17, 2014, AirMedia commenced operations of two new mega-size LED screens at check-in hall of Terminal 2 in Beijing Airport, which increased its number of mega-size LED screens at Terminal 2 in Beijing Airport to three.

Business Outlook

AirMedia currently expects its net revenues for the second quarter of 2014 to range from US$61.0 million to US$64.0 million, representing a year-over-year decrease of 3.7% to a year-over-year increase of 1.0% from the same period in 2013 and a quarter-over-quarter decrease of 3.2% to a quarter-over-quarter increase of 1.6% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$45.0 million in the second quarter of 2014, representing a quarter-over-quarter increase of 5.7% from the previous quarter, primarily due to new concession rights contract entered into during the quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended March 31, 2014		Quarter Ended December 31, 2013		Quarter Ended March 31, 2013		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		31		31		33	-6.1%	0.0%
Number of time slots available for sale (2)		33,602		36,146		31,946	5.2%	-7.0%
Number of time slots sold (3)		14,551		16,275		12,935	12.5%	-10.6%
Utilization rate (4)		43.3%		45.0%		40.5%	2.8%	-1.7%
Average advertising revenue per time slot sold (5)	US$	2,418	US$	2,792	US$	2,591	-6.7%	-13.4%

Digital TV screens in airports
Number of airports in operation		31		31		33	-6.1%	0.0%
Number of time slots available for sale (1)		16,457		16,823		16,971	-3.0%	-2.2%
Number of time slots sold (3)		4,090		6,946		4,829	-15.3%	-41.1%
Utilization rate (4)		24.9%		41.3%		28.5%	-3.6%	-16.4%
Average advertising revenue per time slot sold (5)	US$	662	US$	735	US$	570	16.1%	-9.9%

Digital TV screens on airplanes
Number of airlines in operation		7		7		8	-12.5%	0.0%
Number of time slots available for sale (1)		409		373		372	9.9%	9.7%
Number of time slots sold (3)		141		143		135	4.4%	-1.4%
Utilization rate (4)		34.5%		38.3%		36.3%	-1.8%	-3.8%
Average advertising revenue per time slot sold (5)	US$	30,312	US$	32,245	US$	28,059	8.0%	-6.0%

Traditional Media in airports
Numbers of locations available for sale (6)		995		1,004		908	9.6%	-0.9%
Numbers of locations sold (7)		518		632		546	-5.1%	-18.0%
Utilization rate (8)		52.1%		62.9%		60.1%	-8.0%	-10.8%
Average advertising revenue per location sold (9)	US$	28,253	US$	22,469	US$	34,674	-18.5%	25.7%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the first quarter 2014 earnings at 7:00 PM U.S. Eastern Time on May 14, 2014 (4:00 PM U.S. Pacific Time on May 14, 2014; 7:00 AM Beijing/Hong Kong time on May 15, 2014). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 800 930 346

International: +65 67239381

Pass code: AMCN

A replay of the call will be available for 1 week between 10:00 p.m. on May 14, 2014 and 11:59 p.m. on May 21, 2014, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +61 2 8199 0299

Pass code: 36693760

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. EBITDA is being used as a Non-GAAP measurement in evaluating the operating performance. EBITDA consists of net (loss)/income attributable to AirMedia Group Inc.’s shareholders before interest income, interest expense(if any), income tax expense/ (benefit), depreciation, and amortization of acquired intangible assets.

Adjusted EBITDA represents EBITDA adjusted for Share-based compensation. Our management believes that the use of Adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent.

EBITDA is used by AirMedia’s management in their financial and operating decision-making as a Non-GAAP financial measure, because management believes it reflects AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that EBITDA measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the EBITDA measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 31 major airports and digital TV screens in 31 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	March 31, 2014	December 31, 2013
ASSETS:
Current assets:
Cash	62,105	59,652
Restricted cash	13,312	10,366
Short-term investments	40,458	42,949
Accounts receivable, net	89,616	107,529
Notes receivable	4,064	1,901
Prepaid concession fees	35,319	29,307
Amount due from related party	157	187
Other current assets	20,743	20,437
Deferred tax assets - current	2,454	2,776

Total current assets	268,228	275,104

Prepaid property and equipment costs	47,256	49,415
Property and equipment, net	35,374	36,084
Long-term deposits	18,432	20,497
Deferred tax assets - non-current	13,079	11,755
Long-term investments	8,437	7,829
Acquired intangible assets, net	1,178	1,446
Other non-current assets	917	661

Total assets	392,901	402,791

LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of nil and $3,000 as of December 31, 2013 and March 31, 2014, respectively)	3,000	—
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $75,182 and $69,768 as of December 31, 2013 and March 31, 2014, respectively)	74,972	81,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,016 and $17,090 as of December 31, 2013 and March 31, 2014, respectively)	18,543	10,883
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $17,374 and $14,372 as of December 31 2013 and March 31, 2014, respectively)	14,379	17,380
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $455 and $1,325 as of December 31, 2013 and March 31, 2014, respectively)	1,933	1,667

Total current liabilities	112,827	111,087

Deferred tax liability - non-current	294	361

Total liabilities	113,121	111,448

Equity
Ordinary shares	128	128
Additional paid-in capital	314,154	313,912
Treasury stock	(9,743)	(9,860)
Statutory reserves	10,968	10,968
Accumulated deficits	(87,920)	(84,411)
Accumulated other comprehensive income	33,168	40,229

Total AirMedia Group Inc.’s shareholders’ equity	260,755	270,966

Noncontrolling interests	19,025	20,377

Total equity	279,780	291,343

Total liabilities and equity	392,901	402,791

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Revenues	63,408	78,581	64,547
Business tax and other sales tax	(408)	(1,367)	(935)

Net revenues	63,000	77,214	63,612
Cost of revenues	57,239	64,956	60,119

Gross profit	5,761	12,258	3,493
Operating expenses:
Selling and marketing *	5,052	5,465	4,222
General and administrative *	5,854	8,812	4,878

Total operating expenses	10,906	14,277	9,100

Loss from operations	(5,145)	(2,019)	(5,607)
Interest income, net	583	365	388
Other income, net	444	754	730

Loss before income taxes	(4,118)	(900)	(4,489)
Income tax benefits	4	1,805	1,043

Net (loss) income before net income of equity method investments	(4,114)	905	(3,446)
Net (loss) of equity method investments	(223)	(4)	(24)

Net (loss) income	(4,337)	901	(3,470)

Less: Net (loss) income attributable to noncontrolling interests	(828)	(557)	130

Net (loss) income attributable to AirMedia Group Inc.’s shareholders	(3,509)	1,458	(3,600)

Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.03)	0.01	(0.03)
Diluted	(0.03)	0.01	(0.03)
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.06)	0.02	(0.06)
Diluted	(0.06)	0.02	(0.06)
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share - basic	119,152,038	119,517,056	121,738,551
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share - diluted	119,152,038	119,540,735	121,738,551
* Share-based compensation charges included are as follow:
Selling and marketing	—	—	—
General and administrative	242	425	280

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Net (loss) income	(4,337)	901	(3,470)
Other comprehensive (loss) income	(7,584)	3,075	739

Comprehensive (loss) income	(11,921)	3,976	(2,731)
Less: comprehensive (loss) income attributable to the noncontrolling interest	(1,351)	(404)	123

Comprehensive (loss) income attributable to AirMedia Group Inc.’s shareholders	(10,570)	4,380	(2,854)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET (LOSS) INCOME TO NON-GAAP ADJUSTED EBITDA

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2014	December 31, 2013	March 31, 2013
Net (loss) income attributable to AirMedia Group Inc.’s shareholders (GAAP)	(3,509)	1,458	(3,600)
Interest (income)/expense, net	(583)	(365)	(388)
Income tax (benefit)	(4)	(1,805)	(1,043)
Depreciation	3,199	4,772	5,610
Amortization of acquired intangible assets	233	235	195

EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(664)	4,295	774

Share-based compensation	242	425	280

Adjusted EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(422)	4,720	1,054